UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero

Santander México

(Name of Subject Company (Issuer))

Banco Santander, S.A.

(Names of Filing Persons (offerors))

Series B Shares, par value Ps.3.780782962*

American Depositary Shares (each of which represents five Series B Shares)

(Title of Class of Securities)

MX41BS060005 (Series B Shares)

(ISIN Number of Class of Securities)

05969B103 (American Depositary Shares Representing Series B Shares)

(CUSIP Number of Class of Securities)

Banco Santander, S.A.

New York Branch

45 E. 53rd Street

New York, New York 10022

Attn: Mercedes Pacheco, Managing Director and Senior Legal Counsel

Telephone: (212) 350-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With copies to:

Michael J. Willisch, Esq.

Davis Polk & Wardwell LLP

Paseo de la Castellana, 41

Madrid, Spain 28046

Tel: +34 91 768 9600

*	Not for trading, but only in connection with the listing of the American Depositary Shares (“ADSs”) on The New York Stock Exchange LLC (NYSE). Each ADS represents five Series B Shares.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

table of contents

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This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (the “Purchaser”). This Schedule TO relates to the offer by Purchaser to acquire all the issued and outstanding (i) Series B shares of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México, a company incorporated in United Mexican States (the “Company”), par value Ps.3.78078296 per share (the “Series B Shares”), and (ii) American Depositary Shares (each of which represents five Series B Shares) of the Company (the “ADSs,” and together with the Series B Shares, the “Shares”), in each case other than any Series B Shares or ADSs owned directly or indirectly by Purchaser, for Ps.24.52 in cash per Series B Share, or the U.S. dollar equivalent of Ps.122.6 in cash per ADS, without interest, upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated February 7, 2023 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Acceptance for B Shares and ADS Letter of Transmittal (as both defined in the Offer to Purchase), copies of which are attached hereto as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively (which, as amended or supplemented from time to time, collectively constitute the “U.S. Offer”).

The Purchaser is making a concurrent separate all cash tender offer on equivalent terms (the “Mexican Offer,” and together with the U.S. Offer, the “Offers”). The U.S. Offer is addressed to holders of Series B Shares that are residents of, or located in, the United States and to all holders of ADSs, wherever located. Separate offering documents relating to the concurrent Mexican Offer are being published in Mexico and made available to all holders of Series B Shares that are not residents of the United States. ADSs MAY NOT BE TENDERED IN THE MEXICAN OFFER.

The information set forth in the Offer to Purchase, including all schedules thereto, and the related Acceptance for B Shares and ADS Letter of Transmittal is hereby expressly incorporated by reference in response to all items of this Schedule TO.

Item 1. Summary Term Sheet.

Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” which is incorporated herein by reference.

Item 2. Subject Company Information.

(a). Reference is made to the information set forth in the Offer to Purchase under the heading “The U.S. Offer—Section 7. Certain Information Concerning the Company,” which is incorporated herein by reference.

(b) and (c). Reference is made to the information set forth in the Offer to Purchase under the heading “The U.S. Offer—Section 6. Price Range of ADSs; Dividends,” which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a). Reference is made to the information set forth in the Offer to Purchase under the headings “The U.S. Offer—Section 8. Certain Information Concerning Purchaser” and in “Schedule A—Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.

(b). Reference is made to the information set forth in the Offer to Purchase under the heading “The U.S. Offer—Section 8. Certain Information Concerning Purchaser” and in “Schedule A—Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.

(c). Reference is made to the information set forth in the Offer to Purchase under the heading “Schedule A—Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a). Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors—Section 5. Effects of the Offer,” “Special Factors—Section 6. Conduct of the Company’s Business if the U.S. Offer Is Not Completed,” “Special Factors—Section 9. Interests of Certain Persons in the U.S. Offer,” “The U.S. Offer—Section 1. Terms of the U.S. Offer,” “The U.S. Offer—Section 2. Acceptance for Payment and Payment for Shares,” “The U.S. Offer—Section 3. Procedures for Accepting the U.S. Offer and Tendering Shares,” “The U.S. Offer—Section 4. Withdrawal Rights,” “The U.S. Offer—Section 5. Certain U.S. and Mexican Federal Income Tax Consequences,” “The U.S. Offer—Section 10. Dividends and Distributions,” “The U.S. Offer—Section 12. Expected Effects of the U.S. Offer on the Market for ADSs; NYSE Delisting; SEC Deregistration; Deposit Agreement Termination; Margin Regulations” and “The U.S. Offer—Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) and (b). Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 8. Related Party Transactions,” “Special Factors—Section 9. Interests of Certain Persons in the U.S. Offer” and in “Schedule A—Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals.

(a) and (c) (1) through (7). Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors—Section 5. Effects of the U.S. Offer,” “Special Factors—Section 6. Conduct of the Company’s Business if the U.S. Offer Is Not Completed” and “The U.S. Offer—Section 12. Expected Effects of the U.S. Offer on the Market for ADSs; NYSE Delisting; SEC Deregistration; Deposit Agreement Termination; Margin Regulations,” which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) and (b). Reference is made to the information set forth in the Offer to Purchase under the heading “The U.S. Offer—Section 9. Source and Amount of Funds,” which is incorporated herein by reference.

(d). Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a). Reference is made to the information set forth in the Offer to Purchase under the headings “The U.S. Offer—Section 8. Certain Information Concerning Purchaser” and in “Schedule A—Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.

(b). Reference is made to the information set forth in the Offer to Purchase under the heading “Schedule A—Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a). Reference is made to the information set forth in the Offer to Purchase under the heading “The U.S. Offer—Section 14. Fees and Expenses,” which is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b). Financial information with respect to the Purchaser is not material because (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c)(x) the Purchaser is a public reporting company under Section 13(a) and 15(d) of the U.S. Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR and (y) the offer is for all outstanding securities of the subject class. See “The U.S. Offer—Section 8. Certain Information Concerning Purchaser,” “The U.S. Offer—Section 9. Source and Amount of Funds” and “The U.S. Offer—Section 11. Conditions to the U.S. Offer.”

Item 11. Additional Information.

(a)(1). Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 8. Related Party Transactions” and “Special Factors—Section 9. Interests of the Certain Persons in the U.S. Offer” and in “Schedule A—Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.

(a)(2). Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors—Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer,” “Special Factors—Section 7. Appraisal Rights; Rule 13e-3,” “The U.S. Offer—Section 1. Terms of the U.S. Offer,” “The U.S. Offer—Section 2. Acceptance for Payment and Payment for Shares,” “The U.S. Offer—Section 3. Procedures for Accepting the U.S. Offer and Tendering Shares,” “The U.S. Offer—Section 4. Withdrawal Rights,” “The U.S. Offer—Section 5. Certain U.S. and Mexican Federal Income Tax Consequences,” “The U.S. Offer—Section 11. Conditions to the U.S. Offer,” “The U.S. Offer—Section 12. Expected Effects of the U.S. Offer on the Market for ADSs; NYSE Delisting; SEC Deregistration; Deposit Agreement Termination; Margin Regulations,” “The U.S. Offer—Section 13. Certain Legal Matters; Regulatory Approvals,” and “The U.S. Offer—Section 15. Miscellaneous,” which is incorporated herein by reference.

(a)(3) and (4). Reference is made to the information set forth in the Offer to Purchase under the headings “The U.S. Offer—Section 12. Expected Effects of the U.S. Offer on the Market for ADSs; NYSE Delisting; SEC Deregistration; Deposit Agreement Termination; Margin Regulations” and “The U.S. Offer—Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.

(a)(5). Not applicable.

(c). Reference is made to the information set forth in the Offer to Purchase, the form of Acceptance for B Shares and the form of ADS Letter of Transmittal, which is incorporated herein by reference.

Item 12. Exhibits

(a) Exhibits

(a)(1)(i)*	Offer to Purchase, dated February 7, 2023.
(a)(1)(ii)*	Form of Acceptance for Series B Shares.
(a)(1)(iii)*	Form of ADS Letter of Transmittal.
(a)(1)(iv)*	Form of Notice of Guaranteed Delivery.
(a)(1)(v)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs).
(a)(1)(vi)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs).
(a)(1)(vii)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares).
(a)(1)(viii)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares).
(a)(1)(ix)*	Form of Withdrawal Letter for ADSs.
(a)(1)(x)*	Form of Withdrawal Letter for Series B Shares.
(a)(1)(xi)*	Summary Advertisement as published in the Wall Street Journal on February 7, 2023
(a)(5)(i)	Report of Relevant Information Issued by the Purchaser, dated October 21, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on October 21, 2022).
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

(b) Filing Fees

107*	Filing fee table.
*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable. Purchaser has elected not to file a combined Tender Offer Statement and Transaction Statement on Schedule TO, and has instead filed a separate Transaction Statement on Schedule 13E-3 on the date hereof.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 7, 2023	BANCO SANTANDER, S.A.

	By:	/s/ Javier Illescas
Name: Javier Illescas
Title: Group Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated February 7, 2023.
(a)(1)(ii)*	Form of Acceptance for Series B Shares.
(a)(1)(iii)*	Form of ADS Letter of Transmittal.
(a)(1)(iv)*	Form of Notice of Guaranteed Delivery.
(a)(1)(v)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs).
(a)(1)(vi)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs).
(a)(1)(vii)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares).
(a)(1)(viii)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares).
(a)(1)(ix)*	Form of Withdrawal Letter for ADSs.
(a)(1)(x)*	Form of Withdrawal Letter for Series B Shares.
(a)(1)(xi)*	Summary Advertisement as published in the Wall Street Journal on February 7, 2023
(a)(5)(i)	Report of Relevant Information Issued by the Purchaser, dated October 21, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on October 21, 2022).
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing fee table.

*	Filed herewith

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